Exhibit 4.1

AMENDED AND RESTATED SENIOR PREFERRED STOCK PURCHASE AGREEMENT

AMENDED AND RESTATED SENIOR PREFERRED STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of September 26, 2008, between the UNITED STATES DEPARTMENT OF THE TREASURY (“Purchaser”) and FEDERAL NATIONAL MORTGAGE ASSOCIATION (“Seller”), acting through the Federal Housing Finance Agency (the “Agency”) as its duly appointed conservator (the Agency in such capacity, “Conservator”). Reference is made to Article 1 below for the meaning of capitalized terms used herein without definition.

Background

A. The Agency has been duly appointed as Conservator for Seller pursuant to Section 1367(a) of the Federal Housing Enterprises Financial Safety and Soundness Act of 1992 (as amended, the “FHE Act”). Conservator has determined that entry into this Agreement is (i) necessary to put Seller in a sound and solvent condition; (ii) appropriate to carry on the business of Seller and preserve and conserve the assets and property of Seller; and (iii) otherwise consistent with its powers, authorities and responsibilities.

B. Purchaser is authorized to purchase obligations and other securities issued by Seller pursuant to Section 304(g) of the Federal National Mortgage Association Charter Act, as amended (the “Charter Act”). The Secretary of the Treasury has determined, after taking into consideration the matters set forth in Section 304(g)(1)(C) of the Charter Act, that the purchases contemplated herein are necessary to (i) provide stability to the financial markets; (ii) prevent disruptions in the availability of mortgage finance; and (iii) protect the taxpayer.

C. Purchaser and Seller executed and delivered the Senior Preferred Stock Purchase Agreement dated as of September 7, 2008 (the “Original Agreement”), and the parties thereto desire to amend and restate the Original Agreement in its entirety as set forth herein.

THEREFORE, the parties hereto agree as follows:

Terms and Conditions

1.	DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, when used with respect to a specified Person (i) any direct or indirect holder or group (as defined in Sections 13(d) and 14(d) of the Exchange Act) of holders of 10.0% or more of any class of capital stock of such Person and (ii) any current or former director or officer of such Person, or any other current or former employee of such Person that currently exercises or formerly exercised a material degree of Control over such Person, including without limitation each current or former Named Executive Officer of such Person.

“Available Amount” means, as of any date of determination, the lesser of (a) the Deficiency Amount as of such date and (b) the Maximum Amount as of such date.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under United States federal law and the law of the State of New York.

“Capital Lease Obligations” of any Person shall mean the obligations of such Person to pay rent or other amounts under any lease of (or other similar arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Deficiency Amount” means, as of any date of determination, the amount, if any, by which (a) the total liabilities of Seller exceed (b) the total assets of Seller (such assets excluding the Commitment and any unfunded amounts thereof), in each case as reflected on the balance sheet of Seller as of the applicable date set forth in this Agreement, prepared in accordance with GAAP; provided, however, that:

(i) for the avoidance of doubt, in measuring the Deficiency Amount liabilities shall exclude any obligation in respect of any capital stock of Seller, including the Senior Preferred Stock contemplated herein;

(ii) in the event that Seller becomes subject to receivership or other liquidation process or proceeding, “Deficiency Amount” shall mean, as of any date of determination, the amount, if any, by which (a) the total allowed claims against the receivership or other applicable estate (excluding any liabilities of or transferred to any LLRE (as defined in Section 5.4(a)) created by a receiver) exceed (b) the total assets of such receivership or other estate (excluding the Commitment, any unfunded amounts thereof and any assets of or transferred to any LLRE, but including the value of the receiver’s interest in any LLRE);

(iii) to the extent Conservator or a receiver of Seller, or any statute, rule, regulation or court of competent jurisdiction, specifies or determines that a liability of Seller (including without limitation a claim against Seller arising from rescission of a purchase or sale of a security issued by Seller (or guaranteed by Seller or with respect to which Seller is otherwise liable) or for damages arising from the purchase, sale or retention of such a security) shall be subordinated (other than pursuant to a contract providing for such subordination) to all other liabilities of Seller or shall be treated on par with any class of equity of Seller, then such liability shall be excluded in the calculation of Deficiency Amount; and

(iv) the Deficiency Amount may be increased above the otherwise applicable amount by the mutual written agreement of Purchaser and Seller, each acting in its sole discretion.

“Designated Representative” means Conservator or (a) if Conservator has been superseded by a receiver pursuant to Section 1367(a) of the FHE Act, such receiver, or (b) if Seller is not in conservatorship or receivership pursuant to Section 1367(a) of the FHE Act, Seller’s chief financial officer.

“Director” shall mean the Director of the Agency.

“Effective Date” means the date on which this Agreement shall have been executed and delivered by both of the parties hereto.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase or otherwise acquire, warrants, options, participations or other equivalents of or interests in (however designated) equity, ownership or profits of such Person, including any preferred stock, any limited or general partnership interest and any limited liability company membership interest, and any securities or other rights or interests convertible into or exchangeable for any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“GAAP” means generally accepted accounting principles in effect in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board from time to time.

“Indebtedness” of any Person means, for purposes of Section 5.5 only, without duplication, (a) all obligations of such Person for money borrowed by such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, other than trade accounts payable, (e) all Capital Lease Obligations of such Person, (f) obligations, whether contingent or liquidated, in respect of letters of credit (including standby and commercial), bankers’ acceptances and similar instruments and (g) any obligation of such Person, contingent or otherwise, guaranteeing or having the economic effect of guaranteeing any Indebtedness of the types set forth in clauses (a) through (f) payable by another Person other than Mortgage Guarantee Obligations.

“Liquidation End Date” means the date of completion of the liquidation of Seller’s assets.

“Maximum Amount” means, as of any date of determination, $100,000,000,000 (one hundred billion dollars), less the aggregate amount of funding under the Commitment prior to such date.

“Mortgage Assets” of any Person means assets of such Person consisting of mortgages, mortgage loans, mortgage-related securities, participation certificates, mortgage-backed commercial paper, obligations of real estate mortgage investment conduits and similar assets, in each case to the extent such assets would appear on the balance sheet of such Person in accordance with GAAP as in effect as of the date hereof (and, for the avoidance of doubt, without giving effect to any change that may be made hereafter in respect of Statement of Financial Accounting Standards No. 140 or any similar accounting standard).

“Mortgage Guarantee Obligations” means guarantees, standby commitments, credit enhancements and other similar obligations of Seller, in each case in respect of Mortgage Assets.

“Named Executive Officer” has the meaning given to such term in Item 402(a)(3) of Regulation S-K under the Exchange Act, as in effect on the date hereof.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof, or any other entity whatsoever.

“SEC” means the Securities and Exchange Commission.

“Senior Preferred Stock” means the Variable Liquidation Preference Senior Preferred Stock of Seller, substantially in the form of Exhibit A hereto.

“Warrant” means a warrant for the purchase of common stock of Seller representing 79.9% of the common stock of Seller on a fully-diluted basis, substantially in the form of Exhibit B hereto.

2.	COMMITMENT

2.1. Commitment. Purchaser hereby commits to provide to Seller, on the terms and conditions set forth herein, immediately available funds in an amount up to but not in excess of the Available Amount, as determined from time to time (the “Commitment”); provided, that in no event shall the aggregate amount funded under the Commitment exceed $100,000,000,000 (one hundred billion dollars). The liquidation preference of the Senior Preferred Stock shall increase in connection with draws on the Commitment, as set forth in Section 3.3 below.

2.2. Quarterly Draws on Commitment. Within fifteen (15) Business Days following the determination of the Deficiency Amount, if any, as of the end of each fiscal quarter of Seller which ends on or before the Liquidation End Date, the Designated Representative may, on behalf of Seller, request that Purchaser provide immediately available funds to Seller in an amount up to but not in excess of the Available Amount as of the end of such quarter. Any such request shall be valid only if it is in writing, is timely made, specifies the account of Seller to which such funds are to be transferred, and contains a certification of the Designated Representative that the requested amount does not exceed the Available Amount as of the end of the applicable quarter. Purchaser shall provide such funds within sixty (60) days of its receipt of such request or, following any determination by the Director that the Director will be mandated by law to appoint a receiver for Seller if such funds are not received sooner, such shorter period as may be necessary to avoid such mandatory appointment of a receiver if reasonably practicable taking into consideration Purchaser’s access to funds.

2.3. Accelerated Draws on Commitment. Immediately following any determination by the Director that the Director will be mandated by law to appoint a receiver for Seller prior to the Liquidation End Date unless Seller’s capital is increased by an amount (the “Special Amount”) up to but not in excess of the then current Available Amount (computed based on a balance sheet of Seller prepared in accordance with GAAP that differs from the most recent balance sheet of Seller delivered in accordance with Section 5.9(a) or (b)) on a date that is prior to the date that funds will be available to Seller pursuant to Section 2.2, Conservator may, on behalf of Seller, request that Purchaser provide to Seller the Special Amount in immediately available funds. Any such request shall be valid only if it is in writing, is timely made, specifies the account of Seller to which such funds are to be transferred, and contains certifications of Conservator that (i) the requested amount does not exceed the Available Amount (including computations in reasonable detail and satisfactory to Purchaser of the then existing Deficiency Amount) and (ii) the requested amount is required to avoid the imminent mandatory appointment of a receiver for Seller. Purchaser shall provide such funds within thirty (30) days of its receipt of such request or, if reasonably practicable taking into consideration Purchaser’s access to funds, any shorter period as may be necessary to avoid mandatory appointment of a receiver.

2.4. Final Draw on Commitment. Within fifteen (15) Business Days following the determination of the Deficiency Amount, if any, as of the Liquidation End Date (computed based on a balance sheet of Seller as of the Liquidation End Date prepared in accordance with GAAP), the Designated Representative may, on behalf of Seller, request that Purchaser provide immediately available funds to Seller in an amount up to but not in excess of the Available Amount as of the Liquidation End Date. Any such request shall be valid only if it is in writing, is timely made, specifies the account of Seller to which such funds are to be transferred, and contains a certification of the Designated Representative that the requested amount does not exceed the Available Amount (including computations in reasonable detail and satisfactory to Purchaser of the Deficiency Amount as of the Liquidation End Date). Purchaser shall provide such funds within sixty (60) days of its receipt of such request.

2.5. Termination of Purchaser’s Obligations. Subject to earlier termination pursuant to Section 6.7, all of Purchaser’s obligations under and in respect of the Commitment shall terminate upon the earliest of: (a) if the Liquidation End Date shall have occurred, (i) the payment in full of Purchaser’s obligations with respect to any valid request for funds pursuant to Section 2.4 or (ii) if there is no Deficiency Amount on the Liquidation End Date or if no such request pursuant to Section 2.4 has been made, the close of business on the 15th Business Day following the determination of the Deficiency Amount, if any, as of the Liquidation End Date; (b) the payment in full of, defeasance of or other reasonable provision for all liabilities of Seller, whether or not contingent, including payment of any amounts that may become payable on, or expiry of or other provision for, all Mortgage Guarantee Obligations and provision for unmatured debts; and (c) the funding by Purchaser under the Commitment of an aggregate of $100,000,000,000 (one hundred billion dollars). For the avoidance of doubt, the Commitment shall not be terminable by Purchaser solely by reason of (i) the conservatorship, receivership or other insolvency proceeding of Seller or (ii) the Seller’s financial condition or any adverse change in Seller’s financial condition.

3.	PURCHASE OF SENIOR PREFERRED STOCK AND WARRANT; FEES

3.1. Initial Commitment Fee. In consideration of the Commitment, and for no additional consideration, on the Effective Date (or as soon thereafter as is practicable) Seller shall sell and issue to Purchaser, and Purchaser shall purchase from Seller, (a) one million (1,000,000) shares of Senior Preferred Stock, with an initial liquidation preference equal to $1,000 per share ($1,000,000,000 (one billion dollars) liquidation preference in the aggregate), and (b) the Warrant.

3.2. Periodic Commitment Fee. (a) Commencing March 31, 2010, Seller shall pay to Purchaser quarterly, on the last day of March, June, September and December of each calendar year (each a “Periodic Fee Date”), a periodic commitment fee (the “Periodic Commitment Fee”). The Periodic Commitment Fee shall accrue from January 1, 2010.

(b) The Periodic Commitment Fee is intended to fully compensate Purchaser for the support provided by the ongoing Commitment following December 31, 2009. The amount of the Periodic Commitment Fee shall be set not later than December 31, 2009 with respect to the ensuing five-year period, shall be reset every five years thereafter and shall be determined with reference to the market value of the Commitment as then in effect. The amount of the Periodic Commitment Fee shall be mutually agreed by Purchaser and Seller, subject to their reasonable discretion and in consultation with the Chairman of the Federal Reserve; provided, that Purchaser may waive the Periodic Commitment Fee for up to one year at a time, in its sole discretion, based on adverse conditions in the United States mortgage market.

(c) At the election of Seller, the Periodic Commitment Fee may be paid in cash or by adding the amount thereof ratably to the liquidation preference of each outstanding share of Senior Preferred Stock so that the aggregate liquidation preference of all such outstanding shares of Senior Preferred Stock is increased by an amount equal to the Periodic Commitment Fee. Seller shall deliver notice of such election not later than three (3) Business Days prior to each Periodic Fee Date. If the Periodic Commitment Fee is not paid in cash by 12:00 pm (New York time) on the applicable Periodic Fee Date (irrespective of Seller’s election pursuant to this subsection), Seller shall be deemed to have elected to pay the Periodic Commitment Fee by adding the amount thereof to the liquidation preference of the Senior Preferred Stock, and the aggregate liquidation preference of the outstanding shares of Senior Preferred Stock shall thereupon be automatically increased, in the manner contemplated by the first sentence of this section, by an aggregate amount equal to the Periodic Commitment Fee then due.

3.3. Increases of Senior Preferred Stock Liquidation Preference as a Result of Funding under the Commitment. The aggregate liquidation preference of the outstanding shares of Senior Preferred Stock shall be automatically increased by an amount equal to the amount of each draw on the Commitment pursuant to Article 2 that is funded by Purchaser to Seller, such increase to occur simultaneously with such funding and ratably with respect to each share of Senior Preferred Stock.

3.4. Notation of Increase in Liquidation Preference. Seller shall duly mark its records to reflect each increase in the liquidation preference of the Senior Preferred Stock contemplated herein (but, for the avoidance of doubt, such increase shall be effective regardless of whether Seller has properly marked its records).

4.	REPRESENTATIONS

Seller represents and warrants as of the Effective Date, and shall be deemed to have represented and warranted as of the date of each request for and funding of an advance under the Commitment pursuant to Article 2, as follows:

4.1. Organization and Good Standing. Seller is a corporation, chartered by the Congress of the United States, duly organized, validly existing and in good standing under the laws of the United States and has all corporate power and authority to carry on its business as now conducted and as proposed to be conducted.

4.2. Organizational Documents. Seller has made available to Purchaser a complete and correct copy of its charter and bylaws, each as amended to date (the “Organizational Documents”). The Organizational Documents are in full force and effect. Seller is not in violation of any provision of its Organizational Documents.

4.3. Authorization and Enforceability. All corporate or other action on the part of Seller or Conservator necessary for the authorization, execution, delivery and performance of this Agreement by Seller and for the authorization, issuance and delivery of the Senior Preferred Stock and the Warrant being purchased under this Agreement, has been taken. This Agreement has been duly and validly executed and delivered by Seller and (assuming due authorization, execution and delivery by the Purchaser) shall constitute the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except to the extent the enforceability thereof may be limited by bankruptcy laws, insolvency laws, reorganization laws, moratorium laws or other laws of general applicability affecting creditors’ rights generally or by general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law). The Agency is acting as conservator for Seller under Section 1367 of the FHE Act. The Board of Directors of Seller, by valid action at a duly called meeting of the Board of Directors on September 6, 2008, consented to the appointment of the Agency as conservator for purposes of Section 1367(a)(3)(I) of the FHE Act, and the Director of the Agency has appointed the Agency as Conservator for Seller pursuant to Section 1367(a)(1) of the FHE Act, and each such action has not been rescinded, revoked or modified in any respect.

4.4. Valid Issuance. When issued in accordance with the terms of this Agreement, the Senior Preferred Stock and the Warrant will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all liens and preemptive rights. The shares of common stock to which the holder of the Warrant is entitled have been duly and validly reserved for issuance. When issued and delivered in accordance with the terms of this Agreement and the Warrant, such shares will be duly authorized, validly issued, fully paid and nonassessable, free and clear of all liens and preemptive rights.

4.5.

Non-Contravention.

(a) The execution, delivery or performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby do not and will not (i) conflict with or violate any provision of the Organizational Documents of Seller; (ii) conflict with or violate any law, decree or regulation applicable to Seller or by which any property or asset of Seller is bound or affected, or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien upon any of the properties or assets of Seller, pursuant to any note, bond, mortgage, indenture or credit agreement, or any other contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Seller is a party or by which Seller is bound or affected, other than, in the case of clause (iii), any such breach, default, termination, amendment, acceleration, cancellation or lien that would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, property, operations or condition of the Seller, the authority of the Conservator or the validity or enforceability of this Agreement (a “Material Adverse Effect”).

(b) The execution and delivery of this Agreement by Seller does not, and the consummation by Seller of the transactions contemplated by this Agreement will not, require any consent, approval, authorization, waiver or permit of, or filing with or notification to, any governmental authority or any other person, except for such as have already been obtained.

5.	COVENANTS

From the Effective Date until such time as the Senior Preferred Stock shall have been repaid or redeemed in full in accordance with its terms:

5.1. Restricted Payments. Seller shall not, and shall not permit any of its subsidiaries to, in each case without the prior written consent of Purchaser, declare or pay any dividend (preferred or otherwise) or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of Seller’s Equity Interests (other than with respect to the Senior Preferred Stock or the Warrant) or directly or indirectly redeem, purchase, retire or otherwise acquire for value any of Seller’s Equity Interests (other than the Senior Preferred Stock or the Warrant), or set aside any amount for any such purpose.

5.2. Issuance of Capital Stock. Seller shall not, and shall not permit any of its subsidiaries to, in each case without the prior written consent of Purchaser, sell or issue Equity Interests of Seller or any of its subsidiaries of any kind or nature, in any amount, other than the sale and issuance of the Senior Preferred Stock and Warrant on the Effective Date and the common stock subject to the Warrant upon exercise thereof, and other than as required by (and pursuant to) the terms of any binding agreement as in effect on the date hereof.

5.3. Conservatorship. Seller shall not (and Conservator, by its signature below, agrees that it shall not), without the prior written consent of Purchaser, terminate, seek termination of or permit to be terminated the conservatorship of Seller pursuant to Section 1367 of the FHE Act, other than in connection with a receivership pursuant to Section 1367 of the FHE Act.

5.4. Transfer of Assets. Seller shall not, and shall not permit any of its subsidiaries to, in each case without the prior written consent of Purchaser, sell, transfer, lease or otherwise dispose of (in one transaction or a series of related transactions) all or any portion of its assets (including Equity Interests in other persons, including subsidiaries), whether now owned or hereafter acquired (any such sale, transfer, lease or disposition, a “Disposition”), other than Dispositions for fair market value:

(a) to a limited life regulated entity (“LLRE”) pursuant to Section 1367(i) of the FHE Act;

(b) of assets and properties in the ordinary course of business, consistent with past practice;

(c) in connection with a liquidation of Seller by a receiver appointed pursuant to Section 1367(a) of the FHE Act;

(d) of cash or cash equivalents for cash or cash equivalents; or

(e) to the extent necessary to comply with the covenant set forth in Section 5.7 below.

5.5. Indebtedness. Seller shall not, and shall not permit any of its subsidiaries to, in each case without the prior written consent of Purchaser, incur, assume or otherwise become liable for (a) any Indebtedness if, after giving effect to the incurrence thereof, the aggregate Indebtedness of Seller and its subsidiaries on a consolidated basis would exceed 110.0% of the aggregate Indebtedness of Seller and its subsidiaries on a consolidated basis as of June 30, 2008 or (b) any Indebtedness if such Indebtedness is subordinated by its terms to any other Indebtedness of Seller or the applicable subsidiary. For purposes of this covenant the acquisition of a subsidiary with Indebtedness will be deemed to be the incurrence of such Indebtedness at the time of such acquisition.

5.6. Fundamental Changes. Seller shall not, and shall not permit any of its subsidiaries to, in each case without the prior written consent of Purchaser, (i) merge into or consolidate or amalgamate with any other Person, or permit any other Person to merge into or consolidate or amalgamate with it, (ii) effect a reorganization or recapitalization involving the common stock of Seller, a reclassification of the common stock of Seller or similar corporate transaction or event or (iii) purchase, lease or otherwise acquire (in one transaction or a series of transactions) all or substantially all of the assets of any other Person or any division, unit or business of any Person.

5.7. Mortgage Assets. Seller shall not own, as of any applicable date, Mortgage Assets in excess of (i) on December 31, 2009, $850 billion, or (ii) on December 31 of each year thereafter, 90.0% of the aggregate amount of Mortgage Assets of Seller as of December 31 of the immediately preceding calendar year; provided, that in no event shall Seller be required under this Section 5.7 to own less than $250 billion in Mortgage Assets.

5.8. Transactions with Affiliates. Seller shall not, and shall not permit any of its subsidiaries to, without the prior written consent of Purchaser, engage in any transaction of any kind or nature with an Affiliate of Seller unless such transaction is (i) pursuant to this Agreement, the Senior Preferred Stock or the Warrant, (ii) upon terms no less favorable to Seller than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Seller or (iii) a transaction undertaken in the ordinary course or pursuant to a contractual obligation or customary employment arrangement in existence as of the date hereof.

5.9. Reporting. Seller shall provide to Purchaser:

(a) not later than the time period specified in the SEC’s rules and regulations with respect to issuers as to which Section 13 and 15(d) of the Exchange Act apply, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(b) not later than the time period specified in the SEC’s rules and regulations with respect to issuers as to which Section 13 and 15(d) of the Exchange Act apply, reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form);

(c) promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified in the SEC’s rules and regulations), such other reports on Form 8-K (or any successor or comparable form);

(d) concurrently with any delivery of financial statements under paragraphs (a) or (b) above, a certificate of the Designated Representative, (i) certifying that Seller is (and since the last such certificate has at all times been) in compliance with each of the covenants contained herein and that no representation made by Seller herein or in any document delivered pursuant hereto or in connection herewith was false or misleading in any material respect when made, or, if the foregoing is not true, specifying the nature and extent of the breach of covenant and/or representation and any corrective action taken or proposed to be taken with respect thereto, and (ii) setting forth computations in reasonable detail and satisfactory to the Purchaser of the Deficiency Amount, if any;

(e) promptly, from time to time, such other information regarding the operations, business affairs, plans, projections and financial condition of Seller, or compliance with the terms of this Agreement, as Purchaser may reasonably request; and

(f) as promptly as reasonably practicable, written notice of the following:

(i) the occurrence of the Liquidation End Date;

(ii) the filing or commencement of, or any written threat or notice of intention of any Person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any governmental authority or in arbitration, against Conservator, Seller or any other Person which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(iii) any other development that is not a matter of general public knowledge and that has had, or would reasonably be expected to have, a Material Adverse Effect.

5.10. Executive Compensation. Seller shall not, without the consent of the Director, in consultation with the Secretary of the Treasury, enter into any new compensation arrangements with, or increase amounts or benefits payable under existing compensation arrangements of, any Named Executive Officer of Seller.

6.	MISCELLANEOUS

6.1. No Third-Party Beneficiaries. Until the termination of the Commitment, at any time during the existence and continuance of a payment default with respect to debt securities issued by Seller and/or a default by Seller with respect to any Mortgage Guarantee Obligations, any holder of such defaulted debt securities or beneficiary of such Mortgage Guarantee Obligations (collectively, the “Holders”) may (a) deliver notice to the Seller and the Designated Representative requesting exercise of all rights available to them under this Agreement to draw on the Commitment up to the lesser of the amount necessary to cure the outstanding payment defaults and the Available Amount as of the last day of the immediately preceding fiscal quarter (the “Demand Amount”), (b) if Seller and the Designated Representative fail to act as requested within thirty (30) days of such notice, seek judicial relief for failure of the Seller to draw on the Commitment, and (c) if Purchaser shall fail to perform its obligations in respect of any draw on the Commitment, and Seller and/or the Designated Representative shall not be diligently pursuing remedies in respect of such failure, file a claim in the United States Court of Federal Claims for relief requiring Purchaser to pay Seller the Demand Amount in the form of liquidated damages. Any payment of liquidated damages to Seller under the previous sentence shall be treated for all purposes, including the provisions of the Senior Preferred Stock and Section 3.3 of this Agreement, as a draw and funding of the Commitment pursuant to Article 2. The Holders shall have no other rights under or in respect of this Agreement, and the Commitment shall not otherwise be enforceable by any creditor of Seller or by any other Person other than the parties hereto, and no such creditor or other Person is intended to be, or shall be, a third party beneficiary of any provision of this Agreement.

6.2. Non-Transferable; Successors. The Commitment is solely for the benefit of Seller and shall not inure to the benefit of any other Person (other than the Holders to the extent set forth in Section 6.1), including any entity to which the charter of Seller may be transferred, to any LLRE or to any other successor to the assets, liabilities or operations of Seller. The Commitment may not be assigned or otherwise transferred, in whole or in part, to any Person (including, for the avoidance of doubt, any LLRE to which a receiver has assigned all or a portion of Seller’s assets) without the prior written consent of Purchaser (which may be withheld in its sole discretion). In no event shall any successor to Seller (including such an LLRE) be entitled to the benefit of the Commitment without the prior written consent of Purchaser. Seller and Conservator, for themselves and on behalf of their permitted successors, covenant and agree not to transfer or purport to transfer the Commitment in contravention of the terms hereof, and any such attempted transfer shall be null and void ab initio. It is the expectation of the parties that, in the event Seller were placed into receivership and an LLRE formed to purchase certain of its assets and assume certain of its liabilities, the Commitment would remain with Seller for the benefit of the holders of the debt of Seller not assumed by the LLRE.

6.3. Amendments; Waivers. This Agreement may be waived or amended solely by a writing executed by both of the parties hereto, and, with respect to amendments to or waivers of the provisions of Sections 5.3, 6.2 and 6.11, the Conservator; provided, however, that no such waiver or amendment shall decrease the aggregate Commitment or add conditions to funding the amounts required to be funded by Purchaser under the Commitment if such waiver or amendment would, in the reasonable opinion of Seller, adversely affect in any material respect the holders of debt securities of Seller and/or the beneficiaries of Mortgage Guarantee Obligations, in each case in their capacities as such, after taking into account any alternative arrangements that may be implemented concurrently with such waiver or amendment. In no event shall any rights granted hereunder prevent the parties hereto from waiving or amending in any manner whatsoever the covenants of Seller hereunder.

6.4. Governing Law; Jurisdiction; Venue. This Agreement and the Warrant shall be governed by, and construed in accordance with, the federal law of the United States of America if and to the extent such federal law is applicable, and otherwise in accordance with the laws of the State of New York. The Senior Preferred Stock shall be governed as set forth in the terms thereof. Except as provided in section 6.1 and as otherwise required by law, the United States District Court for the District of Columbia shall have exclusive jurisdiction over all civil actions arising out of this Agreement, the Commitment, the Senior Preferred Stock and the Warrant, and venue for any such civil action shall lie exclusively in the United States District Court for the District of Columbia.

6.5. Notices. Any notices delivered pursuant to or in connection with this Agreement shall be delivered to the applicable parties at the addresses set forth below:

If to Seller:

Federal National Mortgage Association

c/o Federal Housing Finance Authority
1700 G Street, NW
4th Floor
Washington, DC 20552
Attention: General Counsel

If to Purchaser:

United States Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington DC 20220
Attention: Under Secretary for Domestic Finance

with a copy to:

United States Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington DC 20220
Attention: General Counsel

If to Conservator:

Federal Housing Finance Authority
1700 G Street, NW
4th Floor
Washington, DC 20552
Attention: General Counsel

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail. All notices hereunder shall be effective upon receipt.

6.6. Disclaimer of Guarantee. This Agreement and the Commitment are not intended to and shall not be deemed to constitute a guarantee by Purchaser or any other agency or instrumentality of the United States of the payment or performance of any debt security or any other obligation, indebtedness or liability of Seller of any kind or character whatsoever.

6.7. Effect of Order; Injunction; Decree. If any order, injunction or decree is issued by any court of competent jurisdiction that vacates, modifies, amends, conditions, enjoins, stays or otherwise affects the appointment of Conservator as conservator of Seller or otherwise curtails Conservator’s powers as such conservator (except in each case any order converting the conservatorship to a receivership under Section 1367(a) of the FHE Act), Purchaser may by written notice to Conservator and Seller declare this Agreement null and void, whereupon all transfers hereunder (including the issuance of the Senior Preferred Stock and the Warrant and any funding of the Commitment) shall be rescinded and unwound and all obligations of the parties (other than to effectuate such rescission and unwind) shall immediately and automatically terminate.

6.8. Business Day. To the extent that any deadline or date of performance of any right or obligation set forth herein shall fall on a day other than a Business Day, then such deadline or date of performance shall automatically be extended to the next succeeding Business Day.

6.9. Entire Agreement. This Agreement, together with the Senior Preferred Stock and Warrant, contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersedes and cancels all prior agreements, including, but not limited to, all proposals, term sheets, statements, letters of intent or representations, written or oral, with respect thereto.

6.10. Remedies. In the event of a breach by Seller of any covenant or representation of Seller set forth herein, Purchaser shall be entitled to specific performance (in the case of a breach of covenant), damages and such other remedies as may be available at law or in equity; provided, that Purchaser shall not have the right to terminate the Commitment solely as a result of any such breach, and compliance with the covenants and the accuracy of the representations set forth in this Agreement shall not be conditions to funding the Commitment.

6.11. Tax Reporting. Neither Seller nor Conservator shall take, or shall permit any of their respective successors or assigns to take, a position for any tax, accounting or other purpose that is inconsistent with Internal Revenue Service Notice 2008-76 (or the regulations to be issued pursuant to such Notice) regarding the application of Section 382 of the Internal Revenue Code of 1986, as amended, a copy of which Notice has been provided to Seller in connection with the execution of this Agreement.

6.12. Non-Severability. Each of the provisions of this Agreement is integrated with and integral to the whole and shall not be severable from the remainder of the Agreement. In the event that any provision of this Agreement, the Senior Preferred Stock or the Warrant is determined to be illegal or unenforceable, then Purchaser may, in its sole discretion, by written notice to Conservator and Seller, declare this Agreement null and void, whereupon all transfers hereunder (including the issuance of the Senior Preferred Stock and the Warrant and any funding of the Commitment) shall be rescinded and unwound and all obligations of the parties (other than to effectuate such rescission and unwind) shall immediately and automatically terminate.

[Signature Page Follows]

FEDERAL NATIONAL MORTGAGE ASSOCIATION, by

Federal Housing Finance Agency,
its Conservator

/s/ James B. Lockhart III
James B. Lockhart III

UNITED STATES DEPARTMENT OF THE TREASURY

/s/ Henry M. Paulson, Jr.
Henry M. Paulson, Jr.

Acknowledged and, solely as
To Sections 5.3, 6.2 and 6.11,
Agreed:

FEDERAL HOUSING
FINANCE AGENCY,
As Conservator

/s/ James B. Lockhart III
James B. Lockhart III
Director